    As filed with the Securities and Exchange Commission on October 25, 2001

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
           SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

   [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                    For the fiscal year ended April 30, 2001

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                         ACT OF 1934 [NO FEE REQUIRED]

                       For the transition period from to

                        Commission file number: I-10899

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         KIMCO REALTY CORP. 401(k) PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            KIMCO REALTY CORPORATION
                        3333 NEW HYDE PARK RD, SUITE 100
                            NEW HYDE PARK, NY 11042

KIMCO REALTY CORP. 401(k) PLAN


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                             Page

Report of Independent Accountants .........................   1
Statements of Net Assets Available for
  Benefits as of April 30, 2001 and 2000 ..................   2
Statements of Changes in Net Assets
  Available for Benefits for the fiscal
  years ended April 30, 2001 and 2000 .....................   3
Notes to Financial Statements .............................   4 -7
Supplemental Schedule of Assets
  (held at end of year) as of April 30, 2001 ..............   8

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Participants and Administrator of Kimco Realty Corp. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kimco Realty Corp. 401(k) Plan (the "Plan") at April 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's Management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) included on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICEWATERHOUSECOOPERS LLP

 New York, New York
 October 5, 2001

                         Kimco Realty Corp. 401(k) Plan
                 Statements of Net Assets Available for Benefits
                             April 30, 2001 and 2000




                                            2001              2000
                                         ----------        ----------

Assets

  Investments at fair value:

     Cash                                $   13,251        $   18,839
     Income receivable                           --             2,816
     Collective trust                     1,562,487         1,533,469
     Mutual funds                         6,404,006         6,516,457
     Common stock                         1,166,301         1,336,939

  Loans to participants                     182,776           205,485

  Contributions receivable:

     Participants                            88,799            84,615
     Employer                                54,874            49,417

                                         ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS
                                         $9,472,494        $9,748,037
                                         ==========        ==========































   The accompanying notes are an integral part of these financial statements.

                         Kimco Realty Corp. 401(k) Plan
           Statements of Changes in Net Assets Available for Benefits
                       Years ended April 30, 2001 and 2000


                                                   2001                2000

Additions to net assets:

  Contributions:

    Participants' salary deferral               $   904,261         $   870,571
    Employer matching of salary deferral            648,206             520,732
    Participants' rollover                              207              40,788
                                                -----------         -----------


                                                  1,552,674           1,432,091
                                                -----------         -----------

  Investment income:

    Net (depreciation) appreciation
       in fair value of investments              (1,493,955)            627,524
    Interest and dividends                          600,560             479,755
                                                -----------         -----------

                                                   (893,395)          1,107,279
                                                -----------         -----------

  Other receipts and credits                          2,525                  --
                                                -----------         -----------

    Total additions                                 661,804           2,539,370
                                                -----------         -----------

Deductions from net assets:

  Benefits paid to participants                    (934,522)           (699,223)
  Other disbursements                                (2,825)            (16,335)
                                                -----------         -----------

    Total deductions                               (937,347)           (715,558)
                                                -----------         -----------

    Net (decrease) increase                        (275,543)          1,823,812

Net assets available for benefits:

  Beginning of year                               9,748,037           7,924,225
                                                -----------         -----------

  End of year                                     9,472,494         $ 9,748,037
                                                ===========         ===========










   The accompanying notes are an integral part of these financial statements.

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN:

     The following description of the Kimco Realty Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     General - The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the "Company") who have completed one year of service and are age eighteen or older. The Plan was last amended on July 1, 1994 to comply with the Tax Reform Act of 1986 and subsequent legislation. Eligible employees may elect to participate in the Plan on the first day of the month, after their first year of service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - Each year, participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. A participant's total contributions may not exceed an amount determined by the Internal Revenue Service each calendar year ($10,500 in 2001 and 2000, respectively). The participants may change their percentage contribution election monthly. The Company matches participants' contributions annually up to 5% of base compensation subject to IRS limitations. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company's board of directors annually. No discretionary contribution payments were made for the fiscal years ended April 30, 2001 and 2000. All Company contributions are invested based upon participant account elections.

     Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.

     Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

     Investment options - Upon enrollment in the Plan, participants may direct their contributions into any one of the following 26 investment options for the fiscal years ended April 30, 2001 and 2000.


     1)       Merrill Lynch Corporate Bond Fund, Inc.
     2)       Merrill Lynch S&P 500 Index Fund
     3)       Merrill Lynch Basic Value Fund, Inc.
     4)       Merrill Lynch Capital Fund, Inc.
     5)       Merrill Lynch Fundamental Growth Fund
     6)       Merrill Lynch Global Allocation Fund, Inc.
     7)       Merrill Lynch Retirement Preservation Trust
     8)       Merrill Lynch Growth Fund
     9)       Alliance Premiere Growth Fund
     10)      AIM Blue Chip Fund
     11)      AIM International Equity Fund
     12)      Massachusetts Investors Trust
     13)      MFS Emerging Growth Fund
     14)      Kimco Realty Corporation - Common Stock
     15)      Dreyfus Premier Balance Fund
     16)      Dreyfus Worldwide Growth Fund
     17)      Merrill Lynch Corporate Bond Fund - Intermediate Term Portfolio
     18)      Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio
     19)      Merrill Lynch Global Value Fund
     20)      Merrill Lynch International Equity Fund

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

     21)      Merrill Lynch Small Cap Index
     22)      Merrill Lynch Global Growth Fund
     23)      Oppenheimer Global Growth and Income Fund
     24)      Phoenix-Engemann Small/Middle Growth
     25)      PIMCO Total Return Fund
     26)      Van Kampen American Value Fund

     Participants may change their investment options daily.

     Loans to Participants - Participants may borrow from their fund accounts, an amount aggregating the lesser of 50% of their total account balance or $50,000. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 0.5%. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstance. The interest rate for loans outstanding at April 30, 2001 and 2000 ranged from 8.25% to 10.5%.

     Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, provided the participant's account balance exceeds $5,000. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.   SUMMARY OF ACCOUNTING POLICIES:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Certain 2000 amounts have been reclassified to conform to the 2001 financial statement presentation.

     Estimates
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in net assets available for benefits during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

     Investment Valuation and Income Recognition
     Mutual funds, common stock investments and collective trusts are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which, in the opinion of management, approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

     Risks and Uncertainties
     The Plan provides for various investment options which may invest in any combination of stock and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   ASSETS HELD FOR INVESTMENT PURPOSES:

     Merrill Lynch Trust Company ("Merrill Lynch") serves as trustee of the plan. The fair market value of the following investments represent 5% or more of the Plan's net assets available for benefits at April 30, 2001 and 2000:

                                                            2001       2000
                                                         ---------   ----------
           Merrill Lynch Corporate Bond Fund, Inc.          $   --   $ 510,693
           Merrill Lynch S&P 500 Index Fund                 988,832    931,991
           Merrill Lynch Capital Fund, Inc.                 490,194    537,158
           Merrill Lynch Fundamental Growth Fund          1,326,241  1,363,985
           Merrill Lynch Retirement Preservation Trust    1,562,487  1,533,469
           Merrill Lynch Growth Fund                        -          522,243
           Kimco Realty Corporation Common Stock          1,166,301  1,336,939
           Aim Blue Chip Fund                               573,938    -

     In 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                     2001                 2000
                                                     ----                 ----
           Mutual Funds                        $ (1,605,019)           $ 600,291
           Common Stock                             111,064               27,233
                                               ------------            ---------
                                               $ (1,493,955)           $ 627,524
                                               ============            =========


4.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.   TAX STATUS:

     The Plan has received a favorable determination letter, dated June 24, 1998, from the Internal Revenue Service that the Plan qualifies under
     Section 401 (a) of the Internal Revenue Code ("IRC") and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.   RELATED PARTY TRANSACTIONS:

     All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. The following investment funds are sponsored by the Trustee:

          Merrill Lynch Corporate Bond Fund, Inc.
          Merrill Lynch S&P Index Fund
          Merrill Lynch Basic Value Fund, Inc.
          Merrill Lynch Capital Fund, Inc.
          Merrill Lynch Fundamental Growth Fund
          Merrill Lynch Global Allocation Fund, Inc.
          Merrill Lynch Retirement Preservation Trust
          Merrill Lynch Growth Fund
          Merrill Lynch Corp Bond Fund - Intermediate Term Portfolio Merrill Lynch Corp Bond Fund - Investment Grade Portfolio Merrill Lynch Global Value Fund
          Merrill Lynch Small Cap Index
          Merrill Lynch Global Growth Fund
          Merrill Lynch International Equity Fund

     In addition, investments are made in Kimco Realty Corporation common stock.

7.   RECONCILIATON BETWEEN FINANCIAL STATEMENTS AND FORM 5500:

     At April 30, 2001 and 2000, net assets available for benefits as reported in the Form 5500 were less than net assets reported in the financial statements because the financial statements included an asset for contributions receivable in the amount $143,673 and $134,032, respectively, which were not included in Form 5500.

                         Kimco Realty Corp. 401(k) Plan
   Supplemental Schedule of Assets (held at end of year) as of April 30, 2001



                                 April 30, 2001


                                                                                                           Current
        Identity                    Description of Investment              Shares          Cost             Value
--------------------------    ---------------------------------------    -----------    ------------    ------------

Collective Trusts:
   Merrill Lynch*             Retirement Preservation Trust               1,562,487      $1,562,487      $1,562,487
Mutual Funds:
   Merrill Lynch*             Fundamental Growth FD Class D                  66,378       1,544,368       1,326,241
   AIM                        Blue Chip Fund Class A                         41,291         619,308         573,938
   Merrill Lynch*             S&P 500 Index Class A                          64,419       1,038,647         988,832
   AIM                        International Equity Fund                      10,682         233,771         181,380
   Alliance                   Premiere Growth Fund                           14,373         472,795         356,007
   Mass. Financial            Investors Trust                                 8,883         181,870         164,163
   MFS                        Emerging Growth Fund Class A                    7,511         407,288         289,548
   Merrill Lynch*             Basic Value Fund Class D                        4,527         165,363         154,732
   Merrill Lynch*             Capital Fund Class D                           16,662         527,503         490,194
   Merrill Lynch*             Corp Bond Fund Invst Grade Class D             42,008         475,491         458,308
   Merrill Lynch*             Global Allocation Fund Class D                 24,022         317,820         328,383
   Merrill Lynch*             Growth Fund Class D                            16,451         323,886         302,534
   Van Kampen                 American Value Fund                               743          16,932          13,889
   Merrill Lynch*             Corp. Bond Fund Int. Term Class D                 844           9,299           9,426
   Dreyfus                    Premier Balance Fund Class A                    4,072          60,830          57,177
   Phoenix-Engemann           Small Mid Cap                                   7,580         301,397         234,386
   PIMCO                      Total Return Fund Class A                       1,753          17,898          18,182
   Merrill Lynch*             Global Value Fund Class D                       3,115          40,413          38,901
   Merrill Lynch*             Small Cap Index                                   729           8,071           7,667
   Merrill Lynch*             Aggregate Bond Index                            1,011          10,266          10,453
   Merrill Lynch*             Global Growth Fund Class D                      4,717          72,066          52,312
   Oppenheimer                Global Growth and Income Fund                   9,664         296,946         237,346
   Merrill Lynch*             International Equity Fund Class D                 151           1,563           1,414
   Dreyfus                    Premium Worldwide Growth Fund Class A           3,186         120,361         108,596

Common Stock:
   Kimco Realty Corp*         Common Stock                                   26,507         903,212       1,166,301

Participants*:                Participant Loans at prime plus 0.5%                          182,776         182,776






* Denotes a party-in-interest.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 25th day of October.

                              Kimco Realty Corp. 401 (k) Plan, as administrator

                                    By: /s/ Michael V. Pappagallo
                                        -----------------------------------
                                        Michael V. Pappagallo
                                        Its: Chief Financial Officer

                       Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-60050) of Kimco Realty Corporation and Subsidiaries of our report dated October 5, 2001 relating to the financial statements of Kimco Realty 401(k) Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
New York, NY
October 24, 2001